Exhibit 99.3

For Immediate Release

Blue Wolf Mongolia Holdings Corp. Executes Memorandum of Understanding with Li3 Energy, Inc.

Commences Tender Offer and Proxy Solicitation

to Extend Time for Business Combination

New York, New York, March 20, 2013 - Blue Wolf Mongolia Holdings Corp. (NASDAQ: MNGL) (“Blue Wolf” or the “Company”) today announced the execution of a Memorandum of Understanding (“MOU”) for a business combination with Li3 Energy, Inc. (OTCBB:LIEG), a US-listed exploration stage public company in the lithium mining and energy sector (“Li3”). Li3 aims to acquire, develop and commercialize a significant portfolio of lithium brine deposits in the Americas. With its controlling interest in its Maricunga Project in Chile, coupled with the completion of the NI 43–101 Compliant Measured Resource Report, Li3’s goals are to: (a) advance Maricunga to the Feasibility Stage; (b) support the global implementation of clean and green energy initiatives; (c) meet growing lithium market demand; and (d) become a mid-tier, low cost supplier of lithium, potassium nitrate, and other strategic minerals, serving global clients in the energy, fertilizer and specialty chemical industries.

Pursuant to the MOU, a wholly-owned subsidiary of the Company will merge with and into Li3. Li3’s shareholders will receive in the transaction one ordinary share of Blue Wolf for every 250 Li3 shares they own. Blue Wolf intends to negotiate and execute a definitive agreement with Li3 in accordance with the terms of the MOU. Blue Wolf’s sponsor, Blue Wolf MHC Ltd. (the “Sponsor”), will forfeit 80% of its founder shares and 80% of its warrants upon the closing of the proposed transaction.

Since Blue Wolf’s existing memorandum and articles of incorporation (the “Charter”) provides that Blue Wolf only has until April 20, 2013 to complete the business combination, Blue Wolf’s board of directors has determined that it would be in the best interests of its shareholders to seek shareholder approval to amend the Charter to extend the termination date for three months until July 22, 2013 (the “Extension”). In addition, shareholders will be asked to approve an amendment to the Charter to remove the requirement that Blue Wolf acquire a target business that has a fair market value equal to at least 80% of the value of the funds held in the trust account established in connection with its initial public offering (the “Trust Account”) and conforming amendments to the Investment Management Trust Agreement to permit the withdrawal from the Trust Account of an amount sufficient to purchase the ordinary shares validly tendered and not withdrawn in the concurrent tender offer and extend the date on which to liquidate the Trust Account to July 22, 2013.

Blue Wolf also announced today the commencement of its tender offer to purchase up to 7,006,515 of its ordinary shares, no par value, at a per-share price of $9.97 per share (the “Tender Offer”) in connection with the Extension and the other shareholder proposals (collectively, the “Shareholder Proposals”). The ordinary shares are currently listed on the Nasdaq Capital Market under the symbol “MNGL.” On March 19, 2013, the last reported sale price of the ordinary shares was $9.93 per share. The Tender Offer will expire at 11:59 p.m. New York City time on April 16, 2013, unless extended (the “Expiration Date”) but will not be extended past April 19, 2013.

The execution of a definitive agreement is subject to a number of conditions, including (i) the satisfactory completion of due diligence of the parties, (ii) the execution of lockup and support agreements, (iii) the approval of each of the shareholder proposals by Blue Wolf’s shareholders and (iv) the completion of the Tender Offer. In connection with the consummation of its proposed business combination (assuming completion of the Tender Offer and shareholder approval of the Extension), Blue Wolf intends to permit its then shareholders to redeem their ordinary shares for cash pursuant to a tender offer (the “Second Tender Offer”) under the tender offer rules of the Securities and Exchange Commission (“SEC”) for cash; however, the Second Tender Offer in connection with the business combination has not commenced. If shareholders do not tender ordinary shares at this time, they will retain the right to participate in Blue Wolf’s proposed transaction or to redeem their ordinary shares at the time Blue Wolf conducts the Second Tender Offer following execution of the definitive agreement.

Tenders of Blue Wolf’s ordinary shares in the Tender Offer must be made prior to the expiration of the Tender Offer and may be withdrawn at any time prior to the expiration of the Tender Offer. The Tender Offer is subject to the conditions and other terms set forth in the Offer to Purchase and other tender offer materials that are being distributed to securityholders and filed with the SEC. In particular, the Tender Offer is conditioned on, among other things, each of the Shareholder Proposals being approved by at least 65% of the outstanding ordinary shares and no more than 7,006,515 ordinary shares being tendered and not withdrawn. Each of Blue Wolf’s Sponsor, officers, and directors has agreed not to tender any ordinary shares pursuant to the Tender Offer.

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Blue Wolf’s board of directors unanimously recommends that shareholders do not tender their ordinary shares in the Tender Offer. If shareholders do not tender their shares at this time, they will retain the right to participate in the proposed transaction or redeem their shares at the time Blue Wolf conducts a second tender offer following execution of the definitive agreement. Shareholders are urged to retain their shares and consider the proposed transaction.

Morrow & Co., LLC. is acting as the Information Agent for the proxy solicitation and Tender Offer, and the Depositary is Continental Stock Transfer & Trust Company. The Offer to Purchase, form of Letter of Transmittal, and related documents are being distributed to securityholders and will be made available for distribution to beneficial owners of Blue Wolf’s ordinary shares and units. For questions and information, please call the information agent toll free at (800) 662-5200 (banks and brokers call collect at (203) 658-9400).

This announcement is for informational purposes only and does not constitute an offer to purchase nor a solicitation of an offer to sell Blue Wolf ordinary shares. The solicitation of offers to buy shares will only be made pursuant to the Offer to Purchase dated March 20, 2013 (as may be amended or supplemented), the form of Letter of Transmittal and other related documents that Blue Wolf is distributing to its securityholders at no expense to them. The tender offer materials contain important information that should be read carefully before any decision is made with respect to the Tender Offer. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov and from the Information Agent.

About Blue Wolf

Blue Wolf is a blank check company formed in the British Virgin Islands on March 11, 2011 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. In July 2011, Blue Wolf completed its initial public offering of 8,050,000 units. Upon the closing of the initial public offering, Blue Wolf deposited $80,237,500 ($9.97 per share) in a trust account.

Forward-Looking Statements

In addition to historical information, this release may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to outlooks or expectations for earnings, revenues, expenses or other future financial or business performance, strategies or expectations, or the impact of legal or regulatory matters on business, results of operations or financial condition. When used in the proxy materials, the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “predict,” “potential” and “should,” as they relate to us are intended to identify these forward-looking statements. All statements by us regarding our possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives and similar matters are forward-looking statements. These forward-looking statements are based on information available to Blue Wolf as of the date hereof and involve a number of risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing Blue Wolf’s views as of any subsequent date and Blue Wolf undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made, except as may be required by applicable securities law. These forward-looking statements involve a number of known and unknown risks and uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the risk that more than 7,006,515 ordinary shares will be validly tendered and not properly withdrawn prior to the expiration date of the Tender Offer which would then cause the Company to withdraw the Tender Offer; the risk that shareholders do not approve the Shareholder Proposals, which would then cause the Company to withdraw the Tender Offer; the risk that governmental and regulatory review of the Tender Offer documents may result in the inability of Blue Wolf to close the Tender Offer by April 19, 2013; the risk that Blue Wolf will not be able to enter into a definitive agreement with Li3 Energy, Inc. or any other target; the ability of Blue Wolf to effect the Shareholder Proposals or consummate a business combination; the risk that a condition to consummation of the Shareholder Proposals may not be satisfied or waived; the ability to meet the Nasdaq listing standards, including having the requisite number of shareholders; potential changes in the legislative and regulatory environments; and potential volatility in the market price of the ordinary shares. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may vary in material respects from those expressed or implied by these forward-looking statements. You should not place undue reliance on these forward-looking statements. Blue Wolf undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date hereof, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

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Company Contact:

Lee O. Kraus, CEO & Chairman

Phone: (203) 622-4903

Information Agent:

Morrow & Co., LLC

470 West Avenue, 3rd Floor

Stamford, Connecticut 06902

Telephone: (800) 662-5200

Banks and Brokerage Firms: (203) 685-9400

mngl.info@morrowco.com

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